MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR ON ANY U.S. NEWS WIRE SERVICES

MIGENIX Announces Filing of Preliminary Prospectus for

Rights Offering to Shareholders

Vancouver, BC, CANADA, December 29, 2008 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), ("MIGENIX" or the "Corporation") has filed a preliminary short form prospectus with securities regulatory authorities in Canada relating to a rights offering (the “Offering”).

MIGENIX intends to issue to each shareholder, as of a record date to be announced, one right (“Right”) for each common share held. The Rights will entitle eligible holders to purchase units of the Corporation. Each unit (a “Unit”) will be comprised of one common share and one warrant. In support of the Offering, MIGENIX has entered into a Standby Purchase Agreement (the “Standby Agreement”) with DJohnson Holdings Inc. (the "Standby Purchaser"), a corporation controlled and owned by Douglas Johnson, Chairman of MIGENIX. Pursuant to the Standby Agreement the Standby Purchaser has agreed to purchase Units not otherwise subscribed for by other shareholders of the Corporation, such that 50% and up to 100% of the Offering is subscribed for (the “Standby Commitment”), provided that the Standby Purchaser is not required to purchase Units that would result in it owning more than 19.9% of the total issued and outstanding common shares of the Corporation, on a fully diluted basis, after giving effect to the Offering. MIGENIX has agreed to pay the Standby Purchaser a cash fee equal to 7.5% of the gross proceeds of any Units purchased by the Standby Puchaser pursuant to the Standby Commitment.   Mr. Johnson has guaranteed certain of the obligations of the Standby Purchaser to purchase Units pursuant to the Standby Commitment.

MIGENIX intends to raise approximately $2.5 million in gross proceeds from the Offering with the net proceeds to be used for working capital and general corporate purposes. The number of common shares and warrants to be issued under the Offering, the number of rights required per Unit, the subscription price per Unit, the record date and the expiry date for the Offering will be determined at the time of filing of a final short form prospectus. Shareholders that fully exercise their Rights will be entitled to subscribe for additional Units, if available, that were not subscribed for by other Rights holders. The Rights will be exercisable for at least 21 days following the date of mailing of the final prospectus. The Offering is subject to regulatory approval, including the approval of the TSX. Additional information concerning the Offering will be provided by us in a forthcoming communication.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext 231.

No U.S. Registration or Sales

The securities offered will not be or have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S of the Securities Act) or person in the United States. Neither the preliminary nor the final short form prospectus are being sent to or circulated in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious Gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: completing the Offering; the exercise of Rights; fulfillment by the Standby Purchaser of its obligations under the Standby Commitment; raising $2.5 million pursuant to the Offering; and our use of the net proceeds from the Offering.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete the Offering and our ability to predict where the net proceeds of the Offering will be used.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: potential delays; market conditions for financings including the Offering; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; dependence on corporate collaborations; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.